AMERICA MOVIL TO ACQUIRE BSE

MEXICO CITY (MEXICO), March 05, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it has entered, through its subsidiary Telecom Americas, into an agreement with BellSouth Corporation and Verbier pursuant to which America Movil will acquire approximately 95% interest in Brazilian wireless company BSE, S.A. The transaction is subject to various conditions and is expected to close in the second quarter of 2003. The enterprise value of BSE is 180 million dollars.

BSE operates in the Northeastern region of Brazil, covering the States of Rio Grande do Norte, Piaui, Paraiba, Ceara, Alagoas and Pernambuco, covering a population of 29.5 million people.

With this acquisition America Movil's Brazilian footprint will cover regions with a population of 139.5 million inhabitants, which represents approximately 82% of the country's population.

A band-B company, BSE has approximately 1 million subscribers. Upon closing of the transaction, America Movil's Brazilian operations under subsidiary Telecom Americas will have over 6.2 million subscribers, reaffirming its position as the second largest provider of wireless services in the country in terms of subscribers.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 32 million wireless subscribers across the continent.

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